EXHIBIT 99.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014
IN AUSTRALIAN DOLLARS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in Australian dollars)

		Unaudited	Audited
		December 31,	June 30,
		2014	2014
ASSETS	Note
Current Assets
Cash and cash equivalents		29,053,056	34,167,018
Trade and other receivables		10,429,574	7,285,409
Other current assets		222,369	96,883

Total Current Assets		39,704,999	41,549,310

Non-Current Assets
Plant and equipment		55,601	47,557
Other non-current assets		43,988	43,988

Total Non-Current Assets		99,589	91,545

Total Assets		39,804,588	41,640,855

LIABILITIES
Current Liabilities
Trade and other payables		2,640,434	3,358,358
Other financial liabilities	14	83,745	98,398
Provisions		567,041	494,784

Total Current Liabilities		3,291,220	3,951,540

Non-Current Liabilities
Provisions		6,462	3,028

Total Non-Current Liabilities		6,462	3,028

Total Liabilities		3,297,682	3,954,568

Net Assets		36,506,906	37,686,287

Equity
Issued and unissued capital	7	139,937,820	140,009,415
Reserves	8	9,082,343	8,937,434
Accumulated losses		(112,513,257)	(111,260,562)

Total Equity		36,506,906	37,686,287

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(in Australian dollars)
(Unaudited)

		Six months ended December 31,
	Note	2014	2013
Revenue from ordinary activities	4	92,581	189,588
Other income	4	3,331,429	1,460,480

Intellectual property expenses		(106,205)	(215,610)
Auditor expenses		(208,636)	(26,609)
Research and development expenses	5	(5,557,960)	(7,123,255)
Corporate personnel expenses		(1,097,235)	(1,092,894)
Depreciation expenses		(16,898)	(11,967)
Other expenses		(834,194)	(724,816)
Travel expenses		(78,594)	(179,453)
Public relations and marketing expenses		(46,610)	(126,459)
Foreign exchange gain		3,254,974	235,697
Loss on fair valuation of financial liabilities		14,653	(313,094)

Loss for the period		(1,252,695)	(7,928,392)

Total comprehensive loss for the period		(1,252,695)	(7,928,392)

Loss per share for loss attributable to the ordinary equity holders of the Company:		Cents	Cents
Basic and diluted loss per share (cents per share)	9	(0.26)	(1.97)

The above Consolidated Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS
(in Australian dollars)
(Unaudited)

	Six months ended December 31,
	2014	2013
Cash Flows related to Operating Activities
Payments to suppliers and employees	(8,637,807)	(7,631,116)
Interest received	113,558	193,141
Grants	112,842	2,500

Net Operating Cash Flows	(8,411,407)	(7,435,475)

Cash Flows related to Investing Activities
Payment for purchase of plant and equipment	(24,942)	(12,718)

Net Investing Cash Flows	(24,942)	(12,718)

Cash Flows related to Financing Activities
Proceeds from issue of securities	-	13,643,123
Transaction costs relating to equity issuances	(106,443)	(557,802)

Net Financing Cash Flows	(106,443)	13,085,321

Net increase (decrease) in cash and cash equivalents	(8,542,792)	5,637,128

Cash and cash equivalents at the beginning of reporting period	34,167,018	13,346,760

Effects of exchange rate changes on cash and cash equivalents	3,428,830	316,173

Cash and cash equivalents at the end of reporting period	29,053,056	19,300,061

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in Australian dollars)

	Issued and Unissued Capital	Reserve	Accumulated Losses	Total
As at June 30, 2013	101,379,111	10,526,925	(97,931,323)	13,974,713

Transactions with owners in their capacity as owners:
Shares issued gross of costs	10,488,322	-	-	10,488,322
Options exercised	4,743,248	(1,588,447)	-	3,154,801
Options issued	-	617,376	-	617,376
Equity to be issued	42,350	-	-	42,350
Transaction costs	(557,802)	-	-	(557,802)
	14,716,118	(971,071)	-	13,745,047
Loss for the period	-	-	(7,928,392)	(7,928,392)
Total comprehensive loss for the period	-	-	(7,928,392)	(7,928,392)

As at December 31, 2013	116,095,229	9,555,854	(105,859,715)	19,791,368

Transactions with owners in their capacity as owners:
Shares issued gross of costs	21,897,477	-	-	21,879,477
Options exercised	2,792,076	(993,952)	-	1,798,124
Options issued	-	375,532	-	375,532
Equity to be issued	24,200	-	-	24,200
Transaction costs	(781,567)	-	-	(781,567)
	23,914,186	(618,420)	-	23,295,766
Loss for the period	-	-	(5,400,847)	(5,400,847)
Total comprehensive loss for the period	-	-	(5,400,847)	(5,400,847)

As at June 30, 2014	140,009,415	8,937,434	(111,260,562)	37,686,287

Transactions with owners in their capacity as owners:
Shares issued gross of costs	1,100	-	-	1,100
Options exercised	25,488	(25,488)	-	-
Options issued	-	170,397	-	170,397
Equity to be issued	11,000	-	-	11,000
Transaction costs	(109,183)	-	-	(109,183)
	(71,595)	144,909	-	73,314
Loss for the period	-	-	(1,252,695)	(1,252,695)
Total comprehensive loss for the period	-	-	(1,252,695)	(1,252,695)

As at December 31, 2014	139,937,820	9,082,343	(112,513,257)	36,506,906

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Australian dollars)

Note 1:  Basis of Preparation
This general purpose financial report for the interim half year reporting period ended December 31, 2014 has been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting and the Corporations Act 2001.  This interim financial report complies with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), Australian equivalents to International Financial Reporting Standards ("A-IFRS") and IAS 34.

This interim financial report does not include all the notes of the type normally included in an annual financial report.

Accordingly, this report is to be read in conjunction with the Annual Report for the year ended June 30, 2014 and any public announcements made by Prana Biotechnology Limited (“the Company”) during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

This interim financial report of the Company was authorized for issue by the Board of Directors on February 24, 2015.

Accounting Policies
All accounting policies adopted are consistent with the most recent Annual Financial Report for the year ended June 30, 2014.  Where necessary, comparatives have been reclassified and repositioned for consistency with current period disclosure.

Critical accounting estimates and judgements
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future.  The resulting accounting estimates will, by definition, seldom equal the related actual results.  The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Going Concern
The Company is a development stage medical biotechnology company and as such expects to be utilizing cash until the results of its research activities have become marketable.  For the six months ended December 31, 2014, the Company incurred an operating loss of A$1.3 million (2013: Loss: A$7.9 million) and an operating cash outflow of A$8.4 million (2013: A$7.4 million). As at December 31, 2014 the net assets of the Group stood at A$36.5 million (2013: A$37.7 million) and the cash position has decreased to A$29.1 million from A$34.2 million at June 30, 2014.

Cash on hand at December 31, 2014 plus subsequent capital inflows are considered sufficient to meet the Company's forecast cash outflows for, at least 12 months from the date of this report.  While there is an inherent uncertainty in the Company's cash flow forecast in relation to the proposed expenditure on research and development which may impact the forecast cash position, the Directors believe the Company will be able to maintain sufficient cash reserves through a range of options, including:

•
The Company continues to pursue raising additional funds through alternative funding structures and has a strong history of raising capital.  On November 4, 2014, the Company filed a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission to sell up to an aggregate US$50 million of its securities and on November 27, 2014 issued a Prospectus Supplement relating to the sale of American Depositary Receipts (“ADRs”) having an aggregate offering price of up to US$50 million through an “at-the-market” (ATM) facility.

•
Since the end of the reporting period to the time the financial statements were authorised for issue, the Company sold 3,817,051 of its ADRs for aggregate gross proceeds of approximately A$5.69 million (US$4.42 million) through its “at-the-market” facility.

•
The Company has on issue a total of 18.77 million unlisted, unexercised options.  The options have exercise prices ranging from A$0.17 to A$1.12.  If all unlisted options were exercised, the Company would receive consideration of A$7.11 million in total.

•
Notwithstanding, in the event that the Company will not have sufficient funds to effect its current plans through the above mentioned methods, the Company has the ability to scale down its operations and re-prioritize its research and development programs.

In addition to these options, the Group has recorded a Trade Receivable at December 31, 2014 in the amount of A$10.40 million from the Australian Tax Office.  This amount is made up of A$6.85 million in respect of its 2014 R&D claim and A$3.55 million in respect of its 2015 R&D claim.  The Company expects to receive these amounts during the 12 months ended 30 June 2015 and 2016 respectively.

On this basis, the Directors are satisfied that the Company is a going concern and at this time and are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Statement of Financial Position as at December 31, 2014.

Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the Company not continue as a going concern.

R&D Tax Incentives
The Australian Government replaced the research and development tax concession with the research and development tax incentive from 1 July 2011.  The provisions provide refundable or non-refundable tax offsets.  The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011.  A refundable tax offset equivalent to a deduction of 150%, will be available to eligible small companies with an annual aggregate turnover of less than $20 million.  Eligible companies can receive a refundable tax offset (at a rate of 45% as of December and June 2014) of their research and development spending.  An amendment to the tax law governing the research and development tax incentive is currently before the Parliament.  If passed, this amendment would reduce the refundable tax offset rate available under the research and development tax incentive from 45% to 43.5% effective 1 July 2014.

The Company's research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme.  For the six month period to December 31, 2014 the Company has recorded an item in other income of A$3.22 million (2013: A$1.46 million) to recognize this amount which relates to this period.  If an amendment to the tax law is passed reducing the refundable tax offset rate by 1.5%, the amount recognized in other income for the six month period to December 31, 2014 would reduce by A$0.12 million.

Share-based Payments
The value attributed to share options and remuneration shares issued is an estimate calculated using an appropriate mathematical formula based on an option pricing model. The choice of models and the resultant option value require assumptions to be made in relation to the likelihood and timing of the conversion of the options to shares and the value and volatility of the price of the underlying shares.

Note 2:  Dividends
The Company resolved not to declare any dividends for the period ended December 31, 2014.

Note 3:  Segment Information
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.  The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Prana Biotechnology Limited.  For the current and previous reporting periods, the Company operated in one segment, being research into Alzheimer’s disease, Huntington disease and other major age-related degenerative disorders.

Note 4:  Revenue and other Income

	Six months ended December 31,
	2014	2013
Other revenue
Interest	92,581	189,588

Total other revenue	92,581	189,588
Other income
R&D Tax Concession	3,218,587	1,457,980
Grants	112,842	2,500

Total other income	3,331,429	1,460,480

Note 5:  Loss for the period

		Six months ended December 31,
	Note	2014	2013
Loss before income tax has been determined after:

Expenses
Intellectual property expenses		106,205	215,610
Auditor expenses		208,636	26,609
Research and development expenses	(a)(b)	5,557,960	7,123,255

Corporate Personnel expenses
- Employee expenses	(b)	447,256	311,881
- Equity payments to employees	(b)	170,397	36,070
- Consultant and director expenses		438,948	384,642
- Equity payments to consultants and directors		11,000	329,015
- Defined contribution superannuation expenses	(b)	29,634	31,286

Total Corporate Personnel expenses*		1,097,235	1,092,894

Depreciation expenses		16,898	11,967

Other expenses
- Corporate compliance		238,533	153,614
- Administrative and office expenses		417,062	409,875
- Computer expenses		16,297	12,345
- Insurance		79,193	52,652
- Office rental under operating lease		83,109	82,833
- Interest Expense – ADDF		-	13,497

Total Other expenses		834,194	724,816

Travel expenses		78,594	179,453
Public relations and marketing expenses		46,610	126,459
Foreign exchange gain		(3,254,974)	(235,697)
Loss (gain) on fair valuation of financial liabilities		(14,653)	313,094

Total expenses		4,676,705	9,578,460

* Corporate Personnel expenses excludes salaries and fees paid to employees and consultants involved in research and development activities.

		Six months ended December 31,
	Note	2014	2013
5a) Research and development expenses:	(1)(2)
Personnel expenses related to research and development		906,569	805,612
Research and development expenses		4,651,391	6,317,643

Total Research and development expenses		5,557,960	7,123,255

	Six months ended December 31,
	2014	2013
5b) Employee Benefits expenses
Employee expenses	1,033,225	816,820
Equity payments to employees	170,397	36,070
Defined contribution superannuation expenses	83,626	55,676

Total Employee Benefits expenses	1,287,248	908,566

Note 6:  Contingent Liabilities and Assets
There has been no change in contingent liabilities and assets since the last annual reporting date.

Note 7:  Contributed Equity

		As at
		December 31, 2014		June 30, 2014
	Note	No.	$	No.	$
Fully paid ordinary shares	(a)	488,936,960	137,236,176	488,646,960	137,307,771
Options for fully paid ordinary shares	(b)	-	2,701,644	-	2,701,644
Total Issued and Unissued Capital			139,937,820		140,009,415

(a) Fully paid ordinary shares

At the beginning of reporting period	488,646,960	137,307,771	381,610,426	98,677,467
Shares issued	110,000	12,100	86,108,500	32,434,349
Shares issued upon exercise of options	180,000	25,488	20,928,034	7,535,324
Transaction costs relating to share issues	-	(109,183)	-	(1,339,369)
At the end of reporting period	488,936,960	137,236,176	488,646,960	137,307,771

(b) Options for fully paid ordinary shares

At the beginning of reporting period	-	2,701,644	-	2,701,644
At the end of reporting period	-	2,701,644	-	2,701,644

Note 8:  Reserves

		As at
		December 31, 2014		June 30, 2014
	Note	No.	$	No.	$
Options for fully paid ordinary shares	(a)	18,162,577	7,113,346	18,542,577	6,968,437
Options for ADRs	(b)	-	1,515,434	-	1,515,434
Warrants for ADRs (1 ADR = 10 ordinary shares)		612,397	453,563	612,397	453,563
Total Share Based Payments		18,774,974	9,082,343	19,154,974	8,937,434

(a) Options for fully paid ordinary shares

At the beginning of reporting period		18,542,577	6,968,437	35,544,121	8,557,928
Options issued during the period	(i)	1,000,000	170,397	3,926,490	992,908
Exercise of options	(ii)	(180,000)	(25,488)	(20,928,034)	(2,582,399)
Expiration of options	(iii)	(1,000,000)	-	-	-
Forfeiture of options	(iv)	(200,000)	-	-	-
At the end of reporting date		18,162,577	7,113,346	18,542,577	6,968,437

(i) Options issued during the period

December 31, 2014	Details	Number	Option fair value $	$
October 3, 2014	Issued to key management personnel (1)	1,000,000	0.17	170,397
		1,000,000		170,397

June 30, 2014	Details	Number	Option fair value $	$
October 25, 2013	Issued to consultants (2)	200,000	0.17	33,960
November 4, 2013	Issued to consultants and key management personnel (3)	360,000	0.21	76,105
December 13, 2013	Issued to consultants (4)	1,200,000	0.36	427,293
February 7, 2014	Issued to consultants (5)	300,000	0.64	63,793
April 7, 2014	Issued to consultants (6)	1,200,000	0.23	274,966
August 5, 2013	Issued to consultants (7)	306,490	0.18	54,016
October 2, 2013	Issued to consultants (8)	360,000	0.17	62,775
		3,926,490		992,908

(ii) Exercise of options

December 31, 2014	Details	Number	Exercise Price$	$
July 21, 2014	Exercise of options (9)	(180,000)	-	(25,488)
		(180,000)		(25,488)

(iii) Expiration of options

December 31, 2014	Details	Number	$
December 19, 2014	Expired, unexercised, December 19, 2014 (10)	(1,000,000)	-
		(1,000,000)	-

(iv) Forfeiture of options

December 31, 2014	Details	Number	$
July 21, 2014	Lapsed due to vesting conditions not being met (5)	(200,000)	-
		(200,000)	-

		As at
		December 31, 2014		June 30, 2014
	Note	No.	$	No.	$
(b) Options for ADRs	(i)

At the beginning of reporting period		-	1,515,434	-	1,515,434
At end of reporting period		-	1,515,434	-	1,515,434

(i)	Options exercisable at US$5.00 on or before December 17, 2012. These options are convertible into ADRs, 1 ADR = 10 ordinary shares. These options expired without being exercised on December 17, 2012.

		As at
		December 31, 2014		June 30, 2014
	Note	No.	$	No.	$
(c) Options for Warrants

At the beginning of reporting period	(i)	-	453,563	-	453,563
At the beginning of reporting period	(ii)	612,397	-	612,397	-
At end of reporting period		612,397	453,563	612,397	453,563

i.	Warrants exercisable at US$8.00 on or before June 4, 2009. These warrants are convertible into ADRs, 1 ADR = 10 ordinary shares. These warrants expired without being exercised on June 4, 2009.
ii.	Warrants exercisable at A$0.17 on or before February 25, 2016.

(1)	Options exercisable at $0.34 on or before 2 October 2018
(2)	Options exercisable at $0.61 on or before 24 October 2018
(3)	Options exercisable at $0.73 on or before 3 November 2018
(4)	Options exercisable at $1.04 on or before 11 December 2018
(5)	Options exercisable at $1.12 on or before 5 February 2019
(6)	Options exercisable at $0.25 on or before 6 April 2018
(7)	Options exercisable at $0.66 on or before 4 August 2018
(8)	Options exercisable at $0.66 on or before 1 October 2018
(9)	Options exercisable at $nil on or before 7 August 2014 with a share price hurdle of $0.40 for 5 consecutive trading days
(10)	Options exercisable at $0.25 on or before 19 December 2014

Note 9:  Loss per Share

	As at
	December 31, 2014	December 31, 2013
Basic loss per share (cents) (a)	(0.26)	(1. 97)
Diluted loss per share (cents) (b)	(0.26)	(1.97)
	$	$
a) Net loss used in the calculation of basic and diluted loss per share	(1,252,695)	(7,928,392)

	No.	No.
b) Weighted average number or ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	488,903,862	403,039,013

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share.  Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share.  All the options on issue do not have the effect to dilute the loss per share.  Therefore all the options have been excluded from the calculation of diluted loss per share.  There have been no other conversions to, call of, or subscriptions for ordinary shares since the reporting date and before the completion of this report.

Note 10:  Net Tangible Assets

	As at
	December 31, 2014	June 30, 2014
Net Tangible Assets	$36,506,906	$37,686,287
No. of Shares	488,936,960	488,646,960

Net Tangible Assets per share (cents)	7.47	7.71

Note 11:  Cash Flow Reconciliation

	As at
	December 31, 2014	December 31, 2013
	$	$
(a) Reconciliation of Cash Flow from Operating Activities with Net Loss after Income Tax	(1,252,695)	(7,928,392)

Add back depreciation expense	16,898	11,967
Add back loss (gain) on fair value of financial liabilities	(14,653)	350,121
Add back share based payments expense	182,497	659,727
Increase in provisions	75,691	129
Increase in accounts receivable	(3,144,165)	(1,457,617)
Increase in other current assets	(80,261)	(37,648)
Increase (decrease) in accounts payable	(765,889)	1,275,795
Increase in other current liabilities	-	6,617
Add back gain from foreign exchange	(3,428,830)	(316,174)
Net Operating Cash Flows	(8,411,407)	(7,435,475)

	As at
	December 31, 2014	June 30, 2014
(b) Reconciliation of cash and cash equivalents
Cash and cash equivalents at the end of the financial period as shown in the Consolidated Statement of Cash Flows is reconciled to items in the Consolidated Statement of Financial Position as follows:
Cash and cash equivalents	$29,053,056	$34,167,018

Note 12:  Events Subsequent to Reporting Date

End-of-Phase II status update:
On February 13, 2015, the Company announced the status of its End-of-Phase II discussions with the US Food and Drug Administration (FDA).  At the End-of-Phase II meeting for its Reach2HD clinical trial and following subsequent correspondence Prana presented its plans and information package to initiate a Phase III trial for a Huntington disease therapy

The FDA issued a Partial Clinical Hold letter based on non-clinical (animal) findings which currently limits the dose of PBT2 that can be given to patients with Huntington disease.  Under Prana’s open Investigational New Drug application it is able to continue clinical trials, but not at the Company’s preferred 250mg target dose.

The FDA has provided Prana with options to remove the Partial Clinical Hold. To support moving forward with clinical trials of PBT2 at a clinically relevant dosage in humans, Prana can conduct additional animal neurotoxicity studies or identify a strategy for safely using a clinically relevant dosage in humans in the planned Phase III trial in Huntington disease.  The FDA has not raised any concerns about PBT2 safety data in human trials conducted to date.  The Company is continuing discussions with the FDA in addressing these issues.

Capital Raising:
Since the end of the reporting period to the time the financial statements were authorised for issue, the Company sold 3,817,051 of its ADRs for aggregate gross proceeds of approximately A$5.69 million (US$4.42 million) through its “at-the-market” facility.

To the knowledge of management, no other matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the Company, the result of those operations or the state of affairs of the Company in subsequent financial years.

Note 13 – Related Party Transactions

There has been no significant change in related party transactions since the last annual reporting date.

Note 14 – Financial Liabilities

		December 31, 2014	June 30, 2014	December 31, 2014	June 30, 2014
	Note	No.	No.	$	$
Current
Warrants over ordinary shares	(a)	612,397	612,397	83,745	98,398

				83,745	98,398

(a)	Warrants to purchase ordinary shares

As per an agreement with the Alzheimer's Drug Discovery Foundation, the Company issued warrants to purchase 612,397 ordinary shares to the ADDF representing 30% of the value of the first tranche of US$350,000 grant received during the financial year ended June 30, 2011.

The warrants are exercisable into Ordinary Shares on or before February 25, 2016 at an exercise price of A$ 0.17 per share.

Under IAS 132 paragraph 11, the warrants associated with this transaction are required to be classified as a Financial Liability, as opposed to Issued Capital.

On initial recognition the warrants issued to ADDF are measured at fair value on the Consolidated Statement of Financial Position.  At each reporting date the Financial Liability representing the Warrants are required to be re-valued to fair value with the movement in the fair value recorded in the Consolidated Statement of Comprehensive Income.

Note 15 – Financial Instruments measured at Fair Value

The financial instruments recognised at fair value in the Consolidated Statement of Financial Position have been analysed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements.  The fair value hierarchy consist of the following levels:

(a)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)
(b)	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (level 2), and
(c)	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

During the current and previous reporting periods, none of the Company’s assets and liabilities except for other financial liabilities had their fair value determined using the fair value hierarchy.  Other financial liabilities consisting of the convertible promissory note and warrants (as detailed in Note 14) were classified as a level 2 instrument.

The value of the gain recognised from revaluing the liability in the current reporting period was $14,653.  The previous reporting period recognised a loss of $313,094 from revaluing the liability.  These amounts were included in loss on fair valuation of financial liabilities in the Statement of Profit or Loss.  No transfers between the levels of the fair value hierarchy occurred during the current or previous reporting periods.

The directors consider that the carrying amount of all other financial assets and liabilities recorded in the financial statements approximate their fair value.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. This discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Report.

Background

We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997.  Our mission is to develop therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses.  The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Stock Exchange, or ASX.  Since September 5, 2002, our American Depository Receipts, or ADRs, have traded on the NASDAQ Capital Market under the symbol “PRAN.”

Our interim consolidated financial statements appearing in this report are prepared in Australian dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and comply with both IFRS as issued by the IASB and Australian equivalents to International Financial Reporting Standards, or A-IFRS.  In this report, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

All of our current revenues are generated in Australian dollars, except for interest earned on foreign currency bank accounts, and the majority of our expenses are incurred in Australian dollars.

Overview

We are a development stage enterprise at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of neurodegeneration.  We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development.  All of our product candidates are in early stages of development and we face the risks of failure inherent in developing drugs based on new technologies.  The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing, manufacturing and clinical trials, as well as for obtaining regulatory approval.  For additional details about our risks see Item 3.D., “Key Information – Risk Factors,” of our Form 20-F for the year ended June 30, 2014.

To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest income.

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets.  The Company has developed a library of Metal Protein Attenuating Compounds (MPACs) that intercede in the metal mediated toxic gain of function of aggregation prone disease proteins such as beta amyloid, alpha-synuclein and mutant huntingtin proteins.  PBT2 is the most advanced of MPAC in the Prana pipeline and has completed four Phase I studies and four Phase II studies in Alzheimer’s disease and Huntington disease.  In 2014 we published the results of the Phase II imaging study in mild or prodromal Alzheimer’s patients (n=42) treated with PBT2 or placebo for twelve months, the ‘IMAGINE’ study.  In addition, we published the results of the Phase IIa ‘Reach2HD’ study in early to mid-stage Huntington disease (n=109).    For additional details regarding our clinical trials see Item 4.A., “Information on the Company - History and Development of the Company,” of our Form 20-F for the year ended June 30, 2014.

Highlights For The Six Months Ended December 31, 2014

Alzheimer’s disease “IMAGINE’ Extension Study

The twelve month Open Label Extension to the PBT2 Phase II ‘IMAGINE’ Alzheimer’s disease trial completed dosing by the end of the calendar year 2014. Of the 42 patients that enrolled in the twelve month Phase II IMAGINE study in mild or prodromal Alzheimer’s disease patients, 33 elected to continue on the Extension study on the 250mg daily dose of PBT2. There were 28 participants at the completion of the Extension study, of which 17 had previously been on the active 250mg dose of PBT2 in the IMAGINE study.  Accordingly, 17 participants were administered PBT2 for 24 months and Prana is pleased to report that the Data Safety Monitoring Board - an independent group of clinical experts that reviewed the accumulating safety data throughout the 2 year period - did not require any changes to the protocol nor identified safety concerns. Results are being complied for analysis and we anticipate the final results will be available in second quarter 2015.

FDA Orphan Drug Designation

In September 2014, we received Orphan Drug designation from the United States Food and Drug Administration (FDA) for PBT2 for the treatment of Huntington disease. The FDA awards such designation to encourage development of agents that have the potential to offer a therapeutic benefit to diseases of unmet medical need that affect less than 200,000 people in the United States.  In early 2015, we filed a submission to the European Medicines Agency (EMA) for Orphan designation in Europe.  In addition to facilitating communications and guidance with regulators, Orphan designation offers market exclusivity to the designated agent after the agent receives marketing approval.

Phase II Study of PBT2 in Huntington disease published in The Lancet Neurology

In November 2014, we announced the publication of the results of the Phase II trial with PBT2 in Huntington disease patients ‘Reach2HD’ in Lancet Neurology.  The paper was authored by investigators for the Huntington Study Group in the United States and Australia led by the principal investigator for the study, Dr. Ray Dorsey, Professor of Neurology at the University of Rochester.  As reported in early 2014, the study achieved its primary endpoints of safety and tolerability of PBT2 administered at 100mg or 250mg doses daily for six months.  In addition, this Phase II study explored a variety of secondary efficacy endpoint measures including cognition as the pre-specified principal secondary endpoint of the trial.  There were promising indications of cognitive improvement in a pre-specified analysis of executive function as measured by Trails Making Test part B.  This measure significantly improved over the six months with the 250mg daily dose of PBT2, although there was no improvement in the main composite cognitive score of five individual tests for cognition.

End-of-Phase II status update

In February 2015, we provided an update on the status of our End-of-Phase II discussions with the FDA in relation to our PBT2 Huntington disease program. Upon review of particular non-clinical (animal) findings, the FDA issued a Partial Clinical Hold letter that currently limits the dose of PBT2 that can be given to patients with Huntington disease in the United States under Prana’s open Investigational New Drug application.  The Partial Clinical Hold does not refer to the safety data reported in any of the human clinical trials of PBT2.  The FDA has provided Prana with options to remove the Partial Clinical Hold by conducting additional animal neurotoxicity studies or identifying a strategy for safely using 250mg of PBT2 in a Phase III clinical trial.  The Company is continuing discussions with the FDA in addressing these issues.  The Phase III for PBT2 in Huntington disease is planned as a global initiative across Europe, North America and Australia.

PBT434 Progress

During 2014, the development of our leading MPAC for movement disorders, PBT434, continued to progress with the successful completion of animal toxicology studies that will be added to the information dossier on PBT434 to support advancing to Phase I clinical trials.  Manufacturing to support the proposed Phase I program is on track and it is anticipated that the studies may commence end 2015/early 2016.  Ongoing mechanism of action studies continue, with strong progress in animal models of Parkinsonian and orphan movement disorder indications including Multiple System Atrophy, Corticobasal Degeneration and Progressive Supranuclear Palsy.

PBT2 effect on Tau protein

In September 2014, Prana Scientist, Associate Professor Paul Adlard, presented data on the effect of PBT2 in tauopathies that include neurodegenerative disorders such as Alzheimer’s disease and Huntington disease in his presentation to The International Society for Zinc Biology, Asilomar, California, entitled, “Examining the critical role of zinc in the pathogenesis of neurodegenerative disease”.  Dr. Adlard discussed cognitive improvement and reduction in abnormal tau demonstrated in animal models.

Six Months Ended December 31, 2014 Compared to Six Months Ended December 31, 2013

Revenue

Revenue, consisting of interest income, decreased to A$92,581 for the six months ended December 31, 2014 from A$189,588 for the six months ended December 31, 2014, a decrease of A$97,007, or 51.17%.  The decrease in interest income is primarily attributable to decreased amounts of cash being carried in interest bearing accounts.

Other Income

We had other income of A$3,331,429 for the six months ended December 31, 2014 relating to eligible research and development activities, on which amount we are entitled to a 45% refundable tax offset under an Australian Government tax incentive that was introduced on July 1, 2011.  The research and development tax refund relates to the 2014 and 2015 financial years.  We had other income of A$1,460,480 for the six months ended December 31, 2013 relating to eligible research and development tax refunds for the 2013 and 2014 financial years.

Research and development expenses

Research and development expenses decreased to A$5,557,960 for the six months ended December 31, 2014 from A$7,123,255 for the six months ended December 31, 2013, a decrease of A$1,565,295, or 21.97%.  The decrease in research and development expenses in the six months ending December 31, 2014 was primarily due to the completion by the end of 2013 of the ‘Reach2HD’ clinical trial in Huntington disease patients.

Corporate personnel expenses

Corporate personnel expenses increased to A$1,097,235 for the six months ended December 31, 2014 from A$1,092,894 for the six months ended December 31, 2013, an increase of A$4,341 or 0.40%.  The increase in corporate personnel expenses is primarily attributable to additional employees commencing with the Company in the six months ended December 31, 2014.  This was offset in part by a decrease in the non-cash expense associated with the issue of options to directors and key management personnel in the six months ended December 31, 2014.

Intellectual property expenses

Intellectual property expenses decreased to A$106,205 for the six months ended December 31, 2014 from A$215,610 for the six months ended December 31, 2013, a decrease of A$109,405, or 50.74%.  The decrease in intellectual property expenses for the six months ending December 31, 2014 was primarily due to the maturation of numerous patent applications to Granted status.

Auditor expenses

Auditor expenses increased to A$208,636 for the six months ended December 31, 2014 from A$26,609 for the six months ended December 31, 2013, an increase of A$182,027, or 684.08%.  The increase in auditor expenses in the six months ended December 31, 2014 was primarily attributable to  increased costs for services provided in connection with filings made with the Securities and Exchange Commission and compliance with section 404 of the Sarbanes Oxley Act of 2002 (SOX 404) regulations.

Travel expenses

Travel expenses decreased to A$78,594 for the six months ended December 31, 2014 from A$179,453 for the six months ended December 31, 2013, a decrease of A$100,859, or 56.20%.  The decrease in travel expenses is primarily attributable to decreased overseas travel by executives and consultants for company business meetings.

Public relations and marketing expenses

Public relations and marketing expenses decreased to A$46,610 for the six months ended December 31, 2014 from A$126,459 for the six months ended December 31, 2013, a decrease of A$79,849, or 63.14%.  The decrease in public relations and marketing expenses in the 2014 period is primarily attributable to a decreased amount of US based investor relations activities during the period.

Depreciation expense

Depreciation expense increased to A$16,898 for the six months ended December 31, 2014 from A$11,967 for the six months ended December 31, 2013, an increase of A$4,931, or 41.20%.  The increase in depreciation expenses in the six months ended December 31, 2014 is primarily attributable to an increase in the purchase of additional computer equipment.  Additional computer equipment in the aggregate amount of A$24,942 was purchased during the six months ended December 31, 2014, compared to A$12,717 in the six months ended December 31, 2013.

Other expenses

Other expenses from ordinary activities increased to A$834,194 for the six months ended December 31, 2014 from A$724,816 for the six months ended December 31, 2013, an increase of A$109,378, or 15.09%.  The increase is primarily attributable to an increase in corporate compliance costs for services provided in connection with our compliance with  section 404 of the Sarbanes Oxley Act of 2002 (SOX 404) regulations.  In addition, there was an increase in costs associated with the Company’s insurance policies.

Foreign exchange gains

We recorded a foreign exchange gains of A$3,254,974 and A$235,697 for the six months ended December 31, 2014  and December 31, 2013,respectively.  Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in US dollars, British Pounds and Euros.  In the 2014 period, the Australian dollar depreciated relative to the US dollar by 7.17% compared to 15.00% in the 2013 period.  This depreciation had a favorable impact on the Australian dollar value of our US cash balances in both periods.

The increase in the 2014 period was due to an increase in US dollar cash balances during the period resulting from the receipt of funds raised under our ATM facility in the 2014 fiscal year..

Gain (loss) on fair valuation of financial liabilities

We recorded a gain on fair value of financial liabilities of A$14,653 for the six months ended December 31, 2014 compared to a loss on fair value of financial liabilities of A$313,094 for the six months ended December 31, 2013.  The gain in 2014 and loss in 2013 are attributable to the change in value of warrants issued to the ADDF to purchase 612,397 of our  ordinary shares, representing 30% of the value of the first tranche of a grant of US$350,000 that we received from the ADDF during the 2011 fiscal year.  The warrants have an exercise price of A$0.17 and expire on February 25, 2016.  The gain or loss on fair value of financial liabilities is also attributable to the changes in the market price of our ADRs and the volatility of the ADR market price.

Inflation and Seasonality

Management believes that inflation has had no material impact on our company’s operations or financial condition and that our operations are not currently subject to seasonal influences.

Liquidity and Capital Resources

We are a development stage company and have had no sales income to date, and as of December 31, 2014 our accumulated deficit totaled A$112,513,257.  From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering.  Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments.  Please see our Annual Report on Form 20-F for a discussion of our financing efforts prior to June 30, 2014.

We had A$29,053,056 of cash and cash equivalents at December 31, 2014 compared to A$34,167,018 at June 30, 2014.

The Company continues to pursue raising additional funds through alternative funding structures and has a strong history of raising capital.  On November 4, 2014, the Company filed a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission to sell up to an aggregate US$50 million of its securities and on November 27, 2014 issued a Prospectus Supplement relating to the sale of American Depositary Receipts (“ADRs”) having an aggregate offering price of up to US$50 million through an “at-the-market” (ATM) facility.  As of December 2014, the Company had not utilized its ATM facility.

Since the end of the reporting period to the time the financial statements were authorised for issue, the Company sold 3,817,051 of its ADRs for aggregate gross proceeds of approximately A$5.69 million (US$4.42 million) through its ATM facility.

The Company has on issue a total of 18.77 million unlisted, unexercised options.  The options have exercise prices ranging from A$0.17 to A$1.12.  If all unlisted options were exercised, the Company would receive consideration of A$7.11 million in total.

Capital expenditures for the six months ended December 31, 2014 were A$24,942 and capital expenditures for the six months ended December 31, 2013 were A$12,717.  These expenditures were principally for computer equipment.  We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations.

We believe that Australian Government tax incentive scheme relating to eligible research and development activities, introduced on July 1, 2011, will provide us with significant benefits in future years.   Such eligible R&D activities include but are not limited to:

•	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;
•	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or
•	Supporting activities that are directly related and designed to support the above).

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 45% refundable tax offset.  In the half-year ended December 31, 2014, we recorded A$3,218,587 in other income with respect to funds we will receive in relation to the 2014 and 2015 financial years under the research and development incentive scheme.  In the half-year ended December 31, 2013, we recorded A$1,457,980 in other income with respect to funds we will receive in relation to the 2013 and 2014 financial years under the research and development incentive scheme.

Our management believes that the going concern basis of preparation of our consolidated financial statements for the six months ended December 31, 2014 is appropriate given our cash position.

In addition, we have the ability to scale down our operations and prioritize our research and development programs in neurology should the need arise to conserve cash.

Cash Flows

Net cash used in operating activities increased to A$8,411,407 for the six months ended December 31, 2014 from A$7,435,475 for the six months ended December 31, 2013.  Net cash used in operating activities primarily consists of payments to suppliers and employees.  The increase in net cash used in the 2014 period was primarily due to payments to clinical trial sites, vendors and consultants to complete enrolment of patients in the IMAGINE and Reach2HD trials and to implement the protocols.

Net cash used in investing activities increased to A$24,942 for the six months ended December 31, 2014 from A$12,718 for the six months ended December 31, 2013.  Cash flows used for investing activities was primarily attributable to payments for the purchase of equipment in both periods.

Net cash used in financing activities was A$106,443 for the six months ended December 31, 2014 compared to A$13,085,321 net cash provided by financing activities for the six months ended December 31, 2013.  Cash flows used in financing activities for the six months ended December 31, 2014 is attributable to legal and auditor costs associated with the set-up of the Company’s new ATM facility.  Cash flows provided by financing activities for the six months ended December 31, 2013 is attributable to the sale of 2,225,678 ADRs under the At-The-Market Sales facility, or ATM facility.

We realized a foreign exchange gain of A$3,428,830 for the six months ended December 31, 2014 compared to a gain of A$316,173 for the six months ended December 31, 2013.  In the 2014 and 2013 periods, the Australian dollar depreciated against the US dollar.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Conditions in Australia

We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia.  Therefore, we are directly affected by political and economic conditions in Australia.

Risk Factors

There have been no material changes in our risk factors reported in our Annual Report on Form 20-F for the year ended June 30, 2014.